VIA EDGAR

January 25, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed December 30, 2021

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 18, 2022, regarding the Registration Statement on Form F-1 filed with the Commission on December 30, 2021.

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For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-1 Filed December 30, 2021

Cover Page

1. Please revise the graphics on the inside of the registration statement cover page to present a balanced view of your business following the IPO. For example, you highlight that you have a government accredited curriculum that covers ages 0 to 100 years old, however it appears that the only accredited program is that offered by University of Antelope Valley, which covers less than 1% of the total students included in the post-IPO combined company. Similarly, you note that you have 2.1M students learning from over 200 countries around the world, but GeniusU alone has over 90% of these students, and nearly all of these students are free students. In addition, only GeniusU and PIN operate internationally. Please revise to remove any suggestion that the statements made in these graphics apply to the post-IPO combined company in its entirety. Please consider presenting each of the claims made on this page separately for each post-IPO business so that the investor understands how such claims apply to each of the post-IPO businesses. In addition, where you present the graphic implying that you cover education from "Prep 0-1" through "Mentor 18-100+," please include the number of students enrolled at each of these levels, the number of students that are paying students, the businesses which include such students, the location of these business, and their contribution to overall revenue. For example, for "Prep 0-1" indicate that this subset is covered by Education Angels, which operates only in New Zealand, specify the number of students at ages 0-1, and indicate the percentage of revenue that comes from this subset. Please include similar revisions elsewhere, such as in your Business section where you discuss accredited courses, global faculty, and a "100 Year Curriculum."

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Response: We have substantially amended the opening graphics to clarify a balanced view of our business following the IPO in the following areas:

●	We have amended the first page graphic to qualify which facts and figures relate to which companies, and we have taken the Staff’s suggestion to present each of the claims made for each post-IPO business so that the investor understands how such claims apply to each of the post-IPO businesses.

●	We have amended the second page graphic to clarify that our Genius Curriculum is part of our post-IPO plan with the text “Following our IPO, we aim to develop the Genius Group into a lifelong learning Genius Curriculum from early-learning education to primary and secondary school, university and adult learning. We plan to personalize a learning path unique to each student’s needs with our GeniusU Edtech platform.”

●	We have further amended the second page Genius Curriculum graphic to include the companies together with statistics related to include the number of students enrolled at each of these levels, the number of students that are paying students, the businesses which include such students, the location of these businesses, and their contribution to overall revenue.

●	We have amended the “Our Genius Curriculum - Our Courses, Products and Services” section on pages 16 and 143 to include a similar explanation and breakdown of how each of the Group companies proportionally contribute towards the post-IPO Group in context of the different stages of the Genius Curriculum.

●	In addition, we have revised the order of PIN to follow UAV on pages 14, 16, 129 and 130 in order that the reader will consistently see the four Pre-IPO Group companies and four IPO Acquisitions in the same sequential order throughout the graphics and text of the Registration Statement.

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Prospectus Summary, page 4

2. Please tell us why "Students" is defined to include only members of GeniusU. Please also include a definition for "Partners" and explain whether "Partners" is defined similarly within each post-IPO business.

Response: We have amended the definition of “Students” and added a definition for “Partners” in the Glossary section on page 5 to provide a consistent definition across all Pre-IPO Companies and IPO Acquisitions, with the following definitions:

●	“students refer to all individuals who have registered for courses in our Group companies. This is further divided into free students, who have registered for free courses, and paying students, who have registered and paid for courses.”

●	“Partners refer to all individuals who are creating, marketing, delivering or hosting courses on GeniusU and PIN, and all faculty members delivering courses in all other Group companies.”

3. Please include a comprehensive and prominent description of the operations of the post- IPO company at the beginning of the prospectus summary. In this disclosure, please disclose the number of students (both free and paying) for each business, the countries of operation, and the percentage contribution to overall revenue for each business. Consider including such disclosure in a chart or graphic so that the importance of each business to the overall operations of the company is clear to the investor. Please also specify which business(es) have started using your education tools and entrepreneur programs. For those businesses that do not use such tools or programs, please indicate when you expect to integrate them into the business(es). Please include similar disclosure at the beginning of your Business section.

Response: We have added a third page graphic at the beginning of the prospectus which expands on the description of each of the eight companies in the post-IPO Group, with a summary of how each business fits into the Group together with the number of students (both free and paying) for each business, the countries of operation, and the percentage contribution to overall revenue for each business. We have also repeated this graphic at the beginning of the Business section on page 130.

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We have moved the revenue growth graphic as a fourth page graphic at the beginning of the prospectus to provide further clarity to the investor on the proportional importance of each business to the overall operations of the company.

We have also specified in the Prospectus Summary section on page 16 and in the Business section from page 136 which of the businesses are already integrating with GeniusU and our Genius Curriculum, together with which have not, and our post-IPO plans to integrate them.

Overview

A Brief History, page 10

4. In the fourth paragraph on page 11, you compare your actual revenue for 2019 with your pro forma revenue for 2020. In order to provide a more balanced presentation, please revise to also discuss your actual revenue for 2020 as compared to 2019.

Response: We have amended the Registration Statement in the fourth paragraph onwards on page 9 to also discuss our actual revenue for 2020 as compared to 2019.

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Risk Factors

Risks Related to Our Business and Industry, page 30

5. We note that your risk factor disclosure in this section currently focuses on GeniusU, your Edtech platform, and the Pre-IPO Group. Please revise your risk factor disclosure in this section to not only disclose risks that are specific to the Pre-IPO Group and your GeniusU Edtech platform, but also risks related to the businesses of the IPO Acquisition companies. In this regard, we remind you that Item 3.D. of Form 20-F indicates that you should prominently disclose risk factors that are specific to the nature of business in which you are engaged in and propose to engage in.

Response: We have reorganized the Summary Risk Factors section on pages 17 to 21 together with the Risk Factors section beginning on page 30, and we have added additional risk factors to include risks related to the businesses of the IPO Acquisitions, using the following section headers:

●	Risks related to our Business and Industry (All Group companies)

●	Risks related to our Business and Industry (More specific to Pre-IPO Group)

●	Risks related to our Business and Industry (More specific to IPO Acquisitions)

●	Risks Related to Investing in a Foreign Private Issuer or a Singapore Company

●	Risks Related to this Offering and Ownership of Ordinary Shares

Selected Combined and Consolidated Financial Data

Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions), page 67

6. Reference is made to footnote (10). Please explain your basis for presenting Property Investors Network financial information in your pro forma financial information as the combination of Property Investors Network Ltd and Mastermind Principles Ltd. You disclose that the companies are not consolidated for historical reporting purposes as neither is a parent company of the other. Please advise or revise. Also, given that the financial statements for each of these entities that are included as exhibits to your filing were not presented in accordance with IFRS, please explain why no adjustments were required to convert these entities' financial information to IFRS for purposes of the pro forma presentation.

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Response: We have presented the Property Investors Network financial information in our pro forma financial information as the combination of Property Investors Network Ltd and Mastermind Principles Ltd for the following two reasons:

1.	That the companies are under common control and each provide different components for the single operating business known as Property Investors Network. The companies have been under common control for the entire period for which the financial statements are presented, and as such are combined in the pro forma financial information to reflect an approach that is similar to the accounting policy of the Pre-IPO Group for common control business combinations (i.e. to present the financial statements as a combination of the results of the common control entities from the beginning of the earliest period presented) with inter-company balances and adjustments identified and eliminated.

2.	We believe this approach best aligns with the requirements of assessing significance of an acquisition under which related businesses should be treated as if they are a single business combination (Rule 3-05 of Regulation S-X). The SEC Financial Reporting Manual paragraph 2020.9 states that “... financial statements for the related businesses that are under common control or management may be, but are not required to be, presented on a combined basis for any annual or interim periods specified in S-X 3-05 for which the businesses are under common control or management”.

We consider that footnote (10) provides a sufficient bridge from the separate audited financial statements of the two companies to the single column presentation in the pro forma financial statements.

To provide additional clarity, we have amended the Registration Statement on page 69 at footnote (10) to clarify the reasons for the combination in the pro forma financial information.

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With reference to the Staff’s request to explain why no adjustments were required to convert the financial information of Property Investors Network Ltd and Mastermind Principles Ltd to IFRS for purposes of the pro forma presentation, the reason is that there are no material IFRS differences. This is disclosed in footnote (1) to the pro forma financial information on page 65 as follows:

“Except as explained in footnote 6, there are no material IFRS differences for the IPO Acquisitions that are not prepared under IFRS. As such, no adjustments are required or have been made to the financial statements of the IPO Acquisitions to align with IFRS.”

We would like to bring it to the Staff’s attention that we have made an adjustment to record a material difference between the U.S. GAAP financials and IFRS for the University of Antelope Valley. As stated in the footnote on page 68, under pro forma financials, we have made the adjustment to record the material differences between the U.S. GAAP and IFRS for the University of Antelope Valley by adjusting the right of use assets and liabilities to account for operating leases. The amount of $6.1 million is adjusted on the pro forma balance sheet under non-current assets and liabilities for the period ending June 30, 2021.

7. Reference is made to footnote (10)(A), Profit and Loss. It appears that the net income after tax and total income of Mastermind Principles and Property Investors Network in GBP for the six months ended June 30, 2021 should be $867 rather than $1,867. Please advise or revise.

Response: We have amended the Registration Statement to revise footnote (10)(A), profit and loss for the six months ended June 30, 2021, on page 71 to reflect the correct numbers for net income after tax and total income of Mastermind Principles and Property Investors Network in GBP.

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Summary Historical Financial Data for Property Investors Network, page 77

8. You disclose that the detailed combined financial data includes the audited financial data for Property Investors Network, however, we note that the audited financial data is for Property Investors Network Limited and Mastermind Principles Ltd. as individual companies rather than on a combined basis. Please revise your disclosure as appropriate.

Response: We have defined Property Investors Network in the Glossary on page 5 as follows: “Property Investors Network (or PIN) refers to Property Investors Network Ltd. combined with its sister company Mastermind Principles Limited, a United Kingdom (“U.K.”) private limited company and one of the IPO Acquisitions as defined above”.

The companies each provide different components for the single operating business known as Property Investors Network - one hosts events, and the other operates educational programs and masterminds (a group of students, led by a mentor facilitator, who meet to learn and support each other. For the purposes of its acquisition by Genius Group Ltd, PIN is viewed as one operation.

Although the pro forma financial information presents combined and consolidated amounts in a single column, as reconciled in footnote (10) to the pro forma and as discussed in the response to comment 6 above, the audited financial statements are presented for each company separately.

In order to be clear regarding the presentation of historical financial data, we have amended the Registration Statement on page 79 under “Summary Historical Financial Data for Property Investors Network” to clarify that the financial data is not combined and to remove reference to the Glossary definition, and also to reference footnote (10) to the pro forma in order to clarify the distinction between the historical data presentation as two companies and the pro forma presentation in a single column.

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Management's Discussion and Analysis of Financial Condition and Results of Operations The Impact of the COVID-19 Pandemic on Operations, page 83

9. Please update and expand your discussion of the COVID-19 pandemic in this section to provide a more complete account of the effects that the pandemic has had on your operations and financial condition, including such effects that occurred during the six months ended June 30, 2021. For instance, we note your disclosure in your results of operations discussion on page 110 that UAV's revenues for the six months ended June 30, 2021 decreased by $1.04 million as a result of the negative impacts it experienced from the COVID-19 pandemic, yet your disclosure in this section only accounts for the decreases in UAV's revenue as a result of the pandemic for fiscal year 2020. Similarly, your disclosure in this section indicates that portions of the PPP loan UAV received may be forgiven, while the disclosure in your results of operations discussion on pages 99 and 110 indicates that such loan was forgiven during the six months ended June 30, 2021. As a related matter, please revise to discuss how the effects your IPO Acquisition companies have experienced from the pandemic has or will impact their ability to contribute to your digital education revenue, as you have with respect to the companies in the Pre-IPO Group. Please also make conforming changes to your Business Impact of the COVID-19 Pandemic section starting on page 115. For additional guidance, refer to the Commission's CF Disclosure Guidance: Topics No. 9 and 9A.

Response: We have amended the Registration Statement in the “Impact of the COVID-19 Pandemic on Operations” section on page 84 and the “Business Impact of the COVID-19 Pandemic” section on page 118 to update and expand our discussion of the COVID-19 pandemic to provide a more complete account of the effects that the pandemic has had on our operations and financial condition, including such effects that occurred during the six months ended June 30, 2021, and to discuss how the effects our IPO Acquisition companies have experienced from the pandemic has or will impact their ability to contribute to our digital education revenue.

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Results of Operations, page 97

10. Please expand your discussion of your results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in your financial statement line items between periods, including additional quantification and discussion of the significant factors and drivers materially affecting such results. For example, provide an explanation as to why PIN experienced the highest revenue growth with $3.2 million pro forma Digital Education Revenue for the six months ended June 30, 2021. Refer to Item 5.A. of Form 20-F.

Response: We have amended the Registration Statement in the “Results of Operations” section commencing on page 99 to expand our discussion of our results of operations for the periods presented to provide greater analysis of the reasons why there were significant changes in our financial statement line items between periods, including additional quantification and discussion of the significant factors and drivers materially affecting such results.

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020 (Income Statement), page 97

11. You disclose that the reason for UAV's decline in revenue was due to "uncertainties within students to the prolonged lock down in the first half of 2021." Please explain what is meant by "uncertainties," and whether this means that students disenrolled or otherwise decided not to attend. Please also reconcile this with your statement on page 92 that new student growth "has continued in 2021" and with your disclosure on page 91 that education revenue "appears to decrease . . . mainly due to the seasonality" of UAV. To the extent that seasonality is responsible for the decline in revenue, please explain its specific impact.

Response: We have amended the Registration Statement on pages 90, 91 and 98 to explain the uncertainties within UAV students leading to a decline in revenue in the first six months of 2021, and how the postponement of certain enrollments to later in the year has resulted in anticipated full year enrollments and revenue in 2021 showing an increase in comparison to 2020. We have also explained and quantified our comment on seasonality with reference to the first six months and second six months of the calendar year.

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Credit Facility, page 111

12. Please revise your disclosure in this section to explain the material terms of PIN's and UAV's credit facilities, including the amount available for borrowing and maturity date under each credit facility.

Response: We have amended the Registration Statement in the “Credit Facility” section on pages 113 and 114 to explain the material terms of PIN's and UAV's credit facilities, including the amount available for borrowing and maturity date under each credit facility.

Related Party Transactions, page 197

13. Please update this section to reflect all related party transactions that occurred since the beginning of the three preceding fiscal years up to the date of the registration statement on Form F-1, including the $348,000 loan payable to related parties for the acquisition of Entrepreneurs Institute that you made during the six months ended June 30, 2021. See Item 4(a) of Form F-1 and Item 7.B. of Form 20-F.

Response: We have amended the Registration Statement in the “Related Party Transactions” section from pages 201 to 204 to:

●	add a section for related party transactions in 2021; and

●	add the details of the acquisition of Entrepreneurs Institute in 2019.

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Legal Matters, page 240

14. Please indicate who is opining on the legality of the underwriter's warrants being registered on the registration statement, as well as the ordinary shares underlying the warrants, and include an opinion as an exhibit to the registration statement, as well as the written consent of counsel required by Securities Act Rule 436.

Response: Ellenoff Grossman & Schole LLP is opining on the legality of the underwriter’s warrants, and Allen & Gledhill LLP is opining on the legality of the ordinary shares underlying such warrants. These opinions will be included as Exhibit 5.1 and Exhibit 5.2, respectively, in a future amendment to the Registration Statement.

Experts, page 240

15. Please revise your discussion to reference all of the independent registered public accountants or auditors whose reports are included in the filing or as an exhibit to the filing.

Response: We have updated the Registration Statement on page 245 to include reference to SKS Bailey Group Ltd., the audit firm for PIN.

Genius Group Limited and Subsidiaries Consolidated Financial Statements Note 4. Business Combinations, page F-23

16. Your disclosure on page F-26 indicates that the difference between the purchase consideration for the Entrepreneur Resorts acquisition and the net assets acquired of $25,190,856 was recorded to reserves in your financial statements. Please explain why this amount does not agree to the amount reflected in your statement of changes in stockholders' equity for 2020 of $20,379,513. Also, your disclosure on page F-25 indicates that the consideration for this acquisition consisted of Genius Group Ltd. ordinary shares of $30,997,810. However, your statement of changes in shareholders equity for the period indicates ordinary shares in the amount of $17,798,374 were issued for this acquisition. Please advise or revise as appropriate.

Response: With regards to the difference between the purchase consideration for the Entrepreneur Resorts acquisition and the net assets acquired of $25,190,856, as disclosed on page F-25, as against the amount recorded to reserves of $20,379,513, following is the background and explanation.

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●	During 2017, Entrepreneur Resorts Ltd acquired all of the issued shares of Entrepreneur Resorts Pte Ltd. This was a common control business combination. The difference between the purchase consideration and the net assets acquired was $5,123,337, which is recorded against reserves prior to 2019 and is shown in the consolidated statement of changes in stockholders’ equity as the opening balance of Reserves As restated as at January 1, 2019.

●	During 2020, Genius Group Ltd acquired 97.8% of the issued shares of Entrepreneur Resorts Ltd. This was a common control business combination. The difference between the purchase consideration and the net assets acquired was $25,190,856. The amount of $5,123,337 referenced in the bullet point above forms part of this difference, leaving a remaining amount of $20,067,519. A foreign currency translation adjustment of $311,994 was recorded in relation to the transaction, resulting in the amount of $20,379,513 recorded under Reserves As restated in 2020.

With reference to the Staff’s comment that the consideration for the acquisition was $30,997,810, as disclosed on page F-24, whereas the statement of changes in stockholders’ equity for the period shows that ordinary shares in the amount of $17,798,374 were issued for this acquisition, following is the background and explanation.

●	The Company’s policy for accounting for common control business combinations, as disclosed in the financial statements presented in Amendment No. 4 to the Registration Statement on Form F-1 filed on December 30, 2021, is to apply the book value method. In accordance with this policy, the financial statements for the pre-acquisition period are presented to include the results of the common control entity as if the acquisition had taken place at the beginning of the earliest period presented and, on the acquisition date, to record any difference between the acquisition consideration and the book value of net assets at that date against reserves under Stockholder’s Equity.

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●	As such, the issued value of Entrepreneur Resorts contributed capital immediately prior to the acquisition of $13,199,436 was included in the consolidated financial statements of the Pre-IPO Group as part of contributed capital immediately prior to the acquisition.

●	For the consideration for the acquisition of Entrepreneur Resorts, Genius Group Ltd issued shares to Entrepreneur Resorts’ shareholders with a total value of $30,997,810. The transaction was a swap of Genius Group Ltd shares for Entrepreneur Resorts shares. As $13,199,436 of contributed capital of Entrepreneur Resorts was already included in consolidated contributed capital of the Pre-IPO Group, we have recognized only the difference in value of $17,798,374 as the net increase in contributed capital on a consolidated basis.

●	On consolidation as at December 31, 2020, the contributed capital of Entrepreneur Resorts in the amount of $13,199,436 was eliminated along with Genius Group Ltd’s shareholding in Entrepreneur Resorts of $30,997,810. As such, the issued value of Genius Group Ltd shares from the transaction of $30,997,810 forms part of total Contributed Capital as at December 31, 2020. The difference on elimination of $17,798,374 forms part of reserves as a result of the application of the book method for the business combination. The combination of these eliminations results in the full elimination of $30,997,810.

We have corrected a typographical error on Page F-24 to correctly refer to book value rather than fair value with respect to the Entrepreneur Resorts business combination.

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Exhibits

17. Refer to the consents of SKS Bailey Group Ltd. filed as Exhibits 23.3 and 23.4. These consents reference an audit report on the financial statements for the years ended December 31, 2020 and 2019 and accountant's review reports for the six months ended June 30, 2021 and 2020. However, the audit report and review report reference only the year ended December 31, 2020 and six months ended June 30, 2021. Please have the independent accountant revise its consent or audit report to correct this discrepancy.

Response: We have updated the Registration Statement to include audited and review reports such that the reports stated on the consent letter are included. We have added the following Exhibits below to the Registration Statement and have re-ordered the index accordingly:

99.8 Property Investors Network Ltd Audited Consolidated Financial Statements for the Years Ended December 31, 2019

99.10 Property Investors Network Ltd Consolidated Financial Statements as of June 30, for the Six Months Ended June 30, 2020

99.12 Mastermind Principles Limited Audited Consolidated Financial Statements for the Years Ended December 31, 2019

99.14 Mastermind Principles Limited Consolidated Financial Statements as of June 30, for the Six Months Ended June 30, 2020

General

18. We reissue comment 7 in part, as you have not updated your disclosure on pages 177, 178, 183, and 185 to indicate that the extending letters have been amended to extend the IPO deadline for each of the IPO Acquisitions. Please revise your disclosure accordingly.

Response: We have amended the disclosures on pages 180, 181, 186 and 188 to correspond with the updated extensions. We further have added an extension as Exhibit 2.16 in the Registration Statement to reflect the latest extension for UAV, however E-Square, PIN and Education Angels are already extended until the end of March 2022.

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19. Please revise to disclose the measure (e.g., revenues, number of students, etc.) by which you believe that:

●	you are a "world leading entrepreneur Edtech and education group," as you had previously included, but recently deleted (see pages 5, 82, and 118);

●	PIN is the "largest property investor network in England" (see pages 14, 126, and 184);

●	you have a dominant position within the global market for entrepreneur education (see pages 17 and 162);

●	E-Square is "South Africa’s leading entrepreneur education campus" (see pages 14, 125, and 177); and

●	you are the "world's most widely used entrepreneur assessment tools" (see page 161).

Response: We have made the following revisions to the Registration Statement as follows:

●	In the “Our Competition section” on page 171 we have written: “We believe that our student base of 1.9 million students at the end of 2020, which grew by approximately 247,000 new students in 2020, makes us a “world leading entrepreneur Edtech and education group” in comparison to these organizations based on student numbers.”

●	We have amended the wording on pages 5 and 83 to read: “We believe that we are a world leading entrepreneur Edtech and education group based on student numbers, with a student base of 1.9 million students at the end of 2020 in our Pre-IPO Group, and 7,500 new students joining our GeniusU platform each week in 2021.

●	We have amended the wording on pages 14, 129 and 188 to read: “We believe that PIN is the largest property investor network in England based on student numbers, with almost 147,000 students, of which 120,200 are free students and 26,368 are paying students.”

●	We have amended the wording on pages 17 and 166 to read “Our niche focus on entrepreneur education has enabled us to build what we believe to be a strong position within the global market, based on the 1.9 million students that our Pre-IPO Group has attracted as at June 30, 2021.”

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●	While we believe that E-Square has a reputation as one of South Africa’s leading entrepreneur education campuses, we do not have quantitative data to support this claim. As such we have modified the wording on pages 13, 128 and 181 to read “E-Square is an entrepreneur education campus in South Africa, providing a full range of programs from pre-primary through primary school, secondary school and vocational college.”

●	On page 165 we have amended the wording to read: “We own what we believe are one of the world’s most widely used range of entrepreneur assessment tools including Wealth Dynamics, Talent Dynamics, the Impact Test, the Genius Test, the Passion Test and the Purpose Test based on the number of tests taken. These have been taken by over one million entrepreneurs globally, and they enable us to provide personalized education pathways tailored to each individual student.”

We wish to notify the Staff that we have updated our board of directors to 5 non-executive directors and 3 executive directors. The additional non-executive director is Mr. Richard J. Berman who joined in January 2022. Mr. Berman will also become the Audit Committee Chairman, replacing Mr. Patrick Grove in that capacity. Mr. Berman’s engagement contract is provided as Exhibit 10.17. His background has been added in the Registration Statement on page 195.

In addition, we would also wish to notify the Staff of the new Exhibit 99.16, which is the Representation Letter Pursuant to Item 8.A.4 of Form 20-F relating to the expiration of Genius Group Ltd’s financial statements included within the Registration Statement.

We thank the Staff for its review of the foregoing and Amendment No. 5. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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